October 14, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz, Legal Branch Chief

Re:	JetBlue Airways Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 5, 2010 File No. 000-49728

Ladies and Gentlemen:
     On behalf of JetBlue Airways Corporation (“JetBlue”) set forth below are our responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), regarding the above referenced filing which are set forth in the Staff’s letter dated September 17, 2010. For your convenience, we have repeated the comments set forth in the Staff’s letter in italics followed by our responses to those comments.
Form 10-K for the Fiscal Year Ended December 31, 2009
Certain Relationships and Related Transactions, and Director Independence, page 81
Related Party Transaction Policy, page 14 of Definitive Proxy Statement on Schedule 14A
Refer to your prior year related party transaction disclosure. Please tell us why you have not included any disclosure related to the Real Salt Lake agreement, your agreement with Lufthansa Consulting or your commercial agreement with Deutsche Lufthansa AG. Please also confirm that you will revise your future filings to disclose the basis on which Deutsche Lufthansa AG is a related person as required by Item 404(a)(1) of Regulation S-K.
Response:
1. Real Salt Lake Agreement
We disclosed in our 2009 proxy statement that David Checketts, a member of our Board of Directors, is the Chairman of SCP Worldwide, LLC (“SCP”), an investment firm that focuses on sports, media and entertainment assets, including exclusive ownership of Real Salt Lake, a Major League Soccer team playing in Salt Lake City, Utah (the “Team”) at Rio Tinto Stadium. We also disclosed that in March 2009, we entered into a three year agreement to become the exclusive and official airline of the Team and Rio Tinto Stadium (the “Real Salt Lake Agreement”). Finally, we further disclosed that pursuant to the Real Salt Lake Agreement, we would make payments of at least $375,000 during the three year term of the agreement in addition to other ancillary compensation, including, but not limited to travel certificates in exchange for customary sponsorship rights.
We did not make any further disclosure in our 2010 proxy statement because we concluded that Mr. Checketts did not have a material interest in the 2009 transactions under the Real Salt Lake Agreement.
Additional information regarding the 2009 transactions is as follows. “CONFIDENTIAL TREATMENT REQUESTED BY JETBLUE AIRWAYS CORPORATION PURSUANT TO RULE 83.”
SCP is a privately owned company for which no financial information is publicly available. Its website (www.scpworldwide.net), however, states that it owns the National Hockey League’s St. Louis Blues, Scottrade Center, the Peabody Opera House in St. Louis, the Blues’ AHL affiliate Peoria Rivermen, the Team, the Rio Tinto Stadium and ESPN700 Sports Radio in Salt Lake City. The website also states that SCP holds a
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significant interest in Running Subway, a New York-based live entertainment company, Tupelo-Honey Productions, a production company, Mangia (www.mangia.net), an emerging sports new media company, and the fantasy sports website: www.rotohog.com.
In 2009, we paid or incurred the following amounts under the Real Salt Lake Agreement. “CONFIDENTIAL TREATMENT REQUESTED BY JETBLUE AIRWAYS CORPORATION PURSUANT TO RULE 83.”
“CONFIDENTIAL TREATMENT REQUESTED BY JETBLUE AIRWAYS CORPORATION PURSUANT TO RULE 83.”
2. Lufthansa Consulting Agreement
As disclosed in our 2009 proxy statement, we entered into a consulting agreement in July 2008 with Lufthansa Consulting GMBH (“Lufthansa Consulting”), an indirect majority-owned subsidiary of Deutsche Lufthansa AG (“Lufthansa”), whereby Lufthansa Consulting agreed to provide advice and services relating to our cargo business. No further agreement was entered into in 2009. We entered into a new consulting agreement with Lufthansa Consulting in May 2010, after the filing of our 2010 proxy statement. In 2009, the aggregate amount payable to Lufthansa Consulting was approximately $285,000.
We respectfully submit that neither we nor Lufthansa has a material interest in the related transactions in view of their relative de minimis value to each company and that therefore no further disclosure in our 2010 proxy statement was required. In particular, according to its 2009 annual report, Lufthansa’s total revenue in 2009 was approximately €22,283,000,000 (equivalent to $31,935,995,600 based on the dollar value of the euro as of December 31, 2009). JetBlue’s total operating revenue in 2009 was approximately $3,286,000,000. The amount paid, therefore, was less than 0.001% of Lufthansa’s total revenue in 2009 and less than 0.009% of JetBlue’s operating revenue in 2009. We also believe that the foregoing information would not be material to investors.
3. Commercial Agreement with Deutsche Lufthansa AG
“CONFIDENTIAL TREATMENT REQUESTED BY JETBLUE AIRWAYS CORPORATION PURSUANT TO RULE 83.” Additional background information regarding the commercial agreement is set forth below.
We entered into the commercial agreement in September 2009. Therefore, the amounts payable under the agreement that were potentially required to be disclosed in the 2010 proxy statement are limited to amounts payable in the last four months of 2009.
The commercial agreement provides for code-sharing by which JetBlue flights are marketed as Lufthansa flights; the agreement does contemplate JetBlue coding Lufthansa flights as JetBlue flights. Generally, under the agreement Lufthansa pays JetBlue for the JetBlue flights that are flown by Lufthansa customers and not vice versa.
“CONFIDENTIAL TREATMENT REQUESTED BY JETBLUE AIRWAYS CORPORATION PURSUANT TO RULE 83.”
4. Deutsche Lufthansa AG as a Related Person
In our 2009 proxy statement, we disclosed under the heading “Security Ownership of Certain Beneficial Owners and Management” that Lufthansa was a beneficial owner of 15.61% of our common stock (Page 4). We also stated under the heading “Transactions with Related Persons” that a “Related Person” is any person who is a “...greater than 5 percent beneficial owner of [JetBlue’s] common stock...” and that Lufthansa was “a beneficial owner of greater than 5% of [JetBlue’s] common stock” (Page 39). We confirm that in our future filings, so long as Lufthansa is a greater than 5% beneficial owner of our common stock, we will continue to disclose that it is deemed a related person.

     JetBlue acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that JetBlue may not assert Staff comments as a defense in
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any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s comments. If any of our responses require further explanation, please do not hesitate to contact me at (718) 709-2239, or by mail at JetBlue Airways Corporation, 118-29 Queens Boulevard, Forest Hills, New York 11375.

Sincerely,
/s/ Brandon Nelson

Vice President, Associate General Counsel

cc: Mr.  Justin Dobbie, Division of Corporation Finance
Confidential Treatment of Limited Portions
of the Response Letter Requested by
JetBlue Airways Corporation Pursuant to Rule 83